Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th  Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

September 1, 2011

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, EDGAR and the Company’s Web site, and disseminated to shareholders on September 1, 2011.

4. SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation Announces Termination of Sales and Distribution Agreement with Roche Diagnostics

Vancouver, British Columbia, September 1, 2011 – Response Biomedical Corporation (TSX:RBM, OTCBB:RPBIF) today announced that Roche Diagnostics has terminated,  effective September 30, 2011,  the sales and distribution agreement between Roche and Response dated June 25, 2008. Under the terms of that agreement and related agreements, Roche Diagnostics had agreed to distribute Response’s cardiovascular point-of-care (POC) tests on the RAMP® 200 Reader in the US. Response does not expect the termination of its agreement with Roche Diagnostics to have a material impact on its financial results for the current year.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, September 1, 2011 – Response Biomedical Corporation (TSX:RBM, OTCBB:RPBIF) today announced that Roche Diagnostics has terminated,  effective September 30, 2011,  the sales and distribution agreement between Roche and Response dated June 25, 2008. Under the terms of that agreement and related agreements, Roche Diagnostics had agreed to distribute Response’s cardiovascular point-of-care (POC) tests on the RAMP® 200 Reader in the US. Response does not expect the termination of its agreement with Roche Diagnostics to have a material impact on its financial results for the current year.

Roche Diagnostics terminated the agreement because Response has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market Response’s cardiovascular POC tests in the United States using the RAMP® 200 Reader.  Additionally, as previously disclosed, Response has received notification from the FDA that its NTproBNP Assay on the RAMP® 200 Reader did not meet the criteria to obtain a waiver under the Clinical Laboratory Improvement Amendments of 1988 (CLIA). Subsequent review of this FDA notification by the Company over the past month led to the conclusion that the Company's cardiovascular panel, including its assays for NT-proBNP, troponin, myoglobin, and CK-MB, while cleared for sale in the US on the RAMP® Reader, would need to have new FDA submissions approved to allow sale in the US on the RAMP® 200 Reader.

Response is currently considering its options with respect to seeking partners to market its cardiovascular POC test panel on the RAMP® Reader and obtaining the required clearances to permit marketing of the cardiovascular POC test panel on the RAMP® 200 reader in the United States. Response will continue to market the cardiovascular POC test panel on both the RAMP® 200 reader and RAMP® Reader outside the US, and the RAMP® Flu A/B Assay and RAMP® RSV Assay on the RAMP® 200 reader globally where approved for sale by relevant regulatory authorities.

“Response has enjoyed a productive relationship with Roche Diagnostics over the years. We greatly appreciate their efforts on our behalf as a partner. We are disappointed that the changing regulatory environment in the US has greatly increased the time and cost associated with obtaining new approvals for cardiovascular POC testing. Near-patient cardiovascular testing offers benefits both to the patient and to the economics of healthcare systems that we believe will continue to shift the focus of testing from the central laboratory towards settings close to the patient where this critical information is most needed. Response will continue to support this paradigm by offering our cardiovascular POC panel on the RAMP® Reader in the US and on both our RAMP® Reader and our RAMP® 200 reader outside the US.”, said Peter A. Thompson, MD, Executive Chairman of the Board and interim CEO of Response.

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Peter A. Thompson, MD, Executive Chairman, and interim CEO
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 1th day of September 2011.